UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G1

Under the Securities Exchange Act of 1934
(Amendment No. __)*

NEUROLOGIX, INC.
 (Name of Issuer)

Common Stock, $0.001 par value per share
 (Title of Class of Securities)

64125U406
 (CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

1
Although previously disclosing beneficial ownership on Schedule 13D, filed on November 29, 2007 and amended on April 30, 2008, the Reporting Persons (as defined herein) have chosen to disclose their beneficial ownership on Schedule 13G, pursuant to Rule 13d-1(b).

SCHEDULE 13G
CUSIP No. : 64125U406	Page 2 of 9 Pages

1.	Names of Reporting Persons. CORRIENTE ADVISORS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	16,858,224
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	16,858,224
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,858,224
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 37.7%
12.	Type of Reporting Person: IA, OO

SCHEDULE 13G
CUSIP No. : 64125U406	Page 3 of 9 Pages

1.	Names of Reporting Persons. MARK L. HART III
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	16,858,224
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	16,858,224
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,858,224
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 37.7%
12.	Type of Reporting Person: IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Neurologix, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Bridge Plaza, Fort Lee, New Jersey 07024

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Corriente Advisors, LLC (“Corriente Advisors”); and

ii)	Mark L. Hart III (“Mr. Hart”).

This Statement relates to Shares (as defined herein) held for the account of Corriente Master Fund, L.P.  Corriente Advisors acts as an investment adviser to, and manages investment and trading accounts of, other persons, including Corriente Master Fund, L.P.  Corriente Advisors may be deemed, through investment advisory contracts or otherwise, to beneficially own securities held by other persons, including Corriente Master Fund, L.P.  Mr. Hart is the Chairman and Chief Executive Officer of Corriente Advisors and may be deemed to control Corriente Advisors and beneficially own securities owned by Corriente Advisors.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the Issuer.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Corriente Advisors and Mr. Hart is 201 Main Street, Suite 1800, Fort Worth, Texas 76102.

Item 2(c).	Citizenship:

i)	Corriente Advisors is a Delaware limited liability company; and

ii)	Mr. Hart is a citizen of the United States of America.

Page 5 of 9 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”)

Item 2(e).	CUSIP No.:

64125U406

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X]  An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E).
(g) [X] A parent holding company of control person in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2010, each of the Reporting Persons may be deemed to be the beneficial owner of 16,858,224 Shares.  This amount consists of 12,931,022 Shares that the Reporting Persons may be deemed to beneficially own upon conversion of 428,571 shares of Series D Preferred Stock at a rate of the original purchase price of $35.00 divided by the conversion price of $1.16, and 3,927,202 Shares that the Reporting Persons may be deemed to beneficially own upon exercise of warrants.

Item 4(b)	Percent of Class:

As of December 31, 2010, each of the Reporting Persons may be deemed the beneficial owner of approximately 37.7% of 44,723,234 total Shares outstanding.  (There were 27,865,010 Shares outstanding as of November 10, 2010, according to the Issuer’s quarterly report on Form 10-Q, filed November 12, 2010.   Each of the Reporting Persons may be deemed the beneficial owner of 12,931,022 Shares upon conversion of Series D Preferred Stock, and 3,927,202 Shares upon exercise of warrants.  Pursuant to Rule 13d-3(d)(1)(i), such Shares have been added to the Issuer's number of Shares outstanding, for a total of 44,723,234 Shares outstanding.)

Item 4(c)	Number of Shares as to which the person has:

Corriente Advisors and Mr. Hart:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	16,858,224
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	16,858,224

Item 5.	Ownership of 5 Percent or Less of a Class

This Item 5 is not applicable.

Page 6 of 9 Pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Corriente Master Fund, L.P. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORRIENTE ADVISORS, LLC

By: /s/ Yatrik Munshi
Name: Yatrik Munshi
Title: Chief Operating Officer

MARK L. HART III

/s/ Mark L. Hart III
Name: Mark L. Hart III
Title: Chairman and Chief Executive Officer

February 14, 2011

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

CORRIENTE ADVISORS, LLC

By: /s/ Yatrik Munshi
Name: Yatrik Munshi
Title: Chief Operating Officer

MARK L. HART III

/s/ Mark L. Hart III
Name: Mark L. Hart III
Title: Chairman and Chief Executive Officer

February 14, 2011